World Headquarters

July 13, 2016

VIA EDGAR SUBMISSION

Cecilia Blye
Chief, Office of Global Security Risk
U.S Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:    Cooper-Standard Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016
File No. 0-54305

Dear Ms. Blye:

This letter is in response to the letter dated June 30, 2016 (the “Comment Letter”) concerning the above-referenced filing by Cooper-Standard Holdings Inc. (the “Company”). For your convenience, we have set forth each of the Staff’s comments in italics and each comment is followed by the Company’s response.

General

1.
You state on page 5 that Fiat Chrysler Automobiles, PSA Peugeot Citroën, and the Volkswagen Group are among your top customers. We are aware of publicly available information indicating that Fiat, Peugeot, and Volkswagen sell their vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers, distributors, or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

39550 Orchard Hill Place Drive • Novi, MI 48375 • Phone: (248) 596-5900 • Fax: (248) 596-6550

Cecilia Blye
July 13, 2016

The Company complies with U.S. economic sanctions laws and export regulations applicable to its commercial activities, including those related to countries designated as state sponsors of terrorism. The Company has not provided any products, technology or services into Sudan or Syria, nor does the Company have any agreements, arrangements or other such contacts with the governments of Sudan or Syria or entities those countries control. The Company has no operations, subsidiaries or offices in either country. Further, the Company is not aware of any past, current, or anticipated contacts with Sudan or Syria, whether directly or indirectly through its subsidiaries, distributors, or other direct or indirect arrangements. We are not aware of any sales of components to our customers that were incorporated into our customers’ products and destined for sale into Sudan or Syria.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, included the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As set forth in response to Comment #1 above, the Company is not aware of any direct or indirect, past, current or anticipated contacts with Sudan or Syria, nor has the Company or any of its subsidiaries had any direct or indirect sales to parties in Sudan or Syria. As a result, the Company does not believe that there exists a material investment risk for its security holders and does not anticipate any adverse impact in its reputation or share value associated with business activities in Sudan or Syria.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Cecilia Blye
July 13, 2016

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Matthew W. Hardt

Matthew W. Hardt
Executive Vice President and Chief Financial Officer